Exhibit 99.2

TMD Energy Limited Announces Closing of Initial Public Offering

KUALA LUMPUR, MALAYSIA, April 22, 2025 (GLOBE NEWSWIRE) – TMD Energy Limited (the “Company”) (NYSE American: TMDE), together with its subsidiaries is a Malaysia and Singapore based services provider engaged in integrated bunkering services which involves ship-to-ship transfer of marine fuels, ship management services and vessel chartering services, today announced the closing of its previously announced initial public offering of 3,100,000 ordinary shares, par value US$0.0001 per share (the “Shares”) at a public offering price of US$3.25 per share to the public (the “Offering”), for a total of approximately US$10.08 million gross proceeds to the Company, before deducting underwriting discounts and offering expenses. The Shares began trading on the NYSE American on April 21, 2025, under the symbol “TMDE”.

In addition, the Company has granted the underwriters an option, exercisable within 45 days from the closing date of the Offering, to purchase up to an additional 465,000 Shares at the public offering price, less underwriting discounts, to cover the over-allotment option, if any.

The Company intends to use the net proceeds from the Offering for (i) the purchase of cargo oil; (ii) defraying listing expenses; and (iii) working capital and other general corporate purposes.

Maxim Group LLC (“Maxim”) acted as sole book-running manager of the Offering. Loeb & Loeb LLP acted as legal counsel to the Company, and Pryor Cashman LLP acted as legal counsel to Maxim Group LLC in connection with the Offering.

A registration statement on Form F-1, as amended (File No.: 333-283704) relating to the Offering was initially filed with the Securities and Exchange Commission (the “SEC”) on December 10, 2024 and was declared effective by the SEC on March 31, 2025. The Offering is being made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the Offering may be obtained from Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, NY 10022, United States of America or by email at syndicate@maximgrp.com. In addition, a copy of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation, or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About TMD Energy Limited

TMD Energy Limited and its subsidiaries (“TMDEL Group”) are principally involved in marine fuel bunkering services specializing in the supply and marketing of marine gas oil and marine fuel oil of which include high sulfur fuel oil, low sulfur fuel oil and very low sulfur fuel oil, to ships and vessels at sea. TMDEL Group is also involved in the provision of ship management services for in-house and external vessels, as well as vessel chartering. As of today, TMDEL Group operates in 19 ports across Malaysia with a fleet of 15 bunkering vessels. For more information, please visit the Company’s website at: www.tmdel.com.

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Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including but not limited to, the Company’s Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may”, “could”, “will”, “should”, “would”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

TMD Energy Limited

Email: corporate@tmdel.com

WFS Investor Relations

Email : services@wealthfsllc.com

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